Exhibit 10.2

January 6, 2022

Derek D’Antilio

Dear Derek,

I am very pleased to offer you the position of Senior Vice President, Finance and CFO, reporting to Ravi Vig. We believe your knowledge, experience and enthusiastic spirit will be an excellent addition to our team and are very much looking forward to having you on board.

This offer is contingent upon a background check, a negative cross-check against certain global Restricted Party Lists, and our ability to successfully verify your employment and educational credentials, along with your written acceptance of the position under the following terms of employment:

Your primary work location will be Marlborough, Massachusetts. However, you should expect that you will travel periodically to Manchester, NH as required. Currently, we are in a flexible home office/work office arrangement at least until January, at which time we expect to transition to a hybrid work approach.

Your starting salary will be $7,692 per week, annualized at $400,000. In addition, you will be eligible to participate in Allegro's Annual Incentive Plan at a target level of 75% of your base salary. Under this plan,payments are made when Allegro achieves its fiscal year financial targets. Your actual payment will be based on Allegro’s financial performance and your individual contributions towards these results. If your start date is before January 31, 2022, you will be eligible for a pro-rated payout for the FY22 fiscal year based on your hire date. If your start date is after February 1, 2022, you will be eligible to participate in the FY23 AIP Plan.

You will be provided a one-time sign-on hiring bonus in the amount of $125,000 to be paid to you within 30 days of your hire date. Entire amount to be reimbursed to Allegro MicroSystems, LLC should you voluntarily terminate your employment in less than 1 full year from the date of hire.
After 1 year, should you terminate your employment in less than 2 years from the date of hire, you will be required to make a prorated repayment based upon the number of months worked less than 2 years.

As part of your offer of employment, and subject to Compensation Committee approval, you will be awarded with a special one-time RSU award with a grant date value of $1,500,000, meaning the number of shares underlying the award will be equal to $1,500,000 divided by the Allegro closing stock price on the actual grant date. Your RSU award will be formally granted on the third trading day after Allegro’s next quarterly earnings announcement, which will be in early (Feb 2022). Subject to your continued employment with Allegro, your RSUs will vest 60% in year 1, and 40% in year two. Your vesting dates will be several days after your grant date anniversaries to accommodate Allegro’s quarterly trading windows. This award will be processed shortly after the grant date by our stock plan administrator, Fidelity, who will send you grant acceptance instructions.

In addition, you will be eligible to participate in Allegro’s FY23 annual equity program with a target value of $1,500,000. This award is subject to approval from the Compensation Committee. This award will be allocated in two parts: performance shares and RSUs. For reference, the FY22 grants were distributed in a 60%/40% mix for fiscal years FY22 – FY24. This annual equity award and all plan details and measures, and PSU/RSU % distribution will be formally granted and communicated to you in May 2022, on the assumption that your start date occurs before the May timeframe.

Lastly, you will be offered an Executive Severance Agreement which will provide severance benefits to you in the event your employment with Allegro is terminated involuntarily without cause or voluntarily for good reason, provided you sign a “Separation Agreement” and “General Release” The severance benefits will include severance pay equal to 2 times your annual base salary plus 2 times your target annual bonus and a prorated bonus payment for the fiscal year in which the termination occurs and 2 years of health care continuation. (See attached draft severance agreement)

This offer is contingent upon your compliance with the Immigration Reform and Control Act of 1986. This Act requires that you establish your identity and employment eligibility. To do so, you will need to bring the required documents on your first day of employment. You will not be able to commence employment until the required documents (attached) are provided.

In addition to the above, you will be eligible to participate in the Company's extensive benefits program, including:
•Comprehensive Medical Insurance
•Dental Insurance
•Vision Insurance
•Life Insurance
•Short-term disability
•Long-term disability
•401(k) Savings Plan
•Vacation allotment will be based on Company policy

Please note that some of these coverages require employee contributions. You will receive additional information at the time you begin employment.

We have enclosed a copy Allegro’s Intellectual Property and Confidentiality Agreement for your review. Should you accept the position you will be required to sign this Agreement on your first day of employment.

Allegro is a publicly traded company and securities laws and regulations prohibit trading in Allegro stock when in possession of material non-public information. Allegro’s Insider Trading Policy also prohibits employees of Allegro or any of its affiliates, as well and any members of an employee’s household, from trading in Allegro stock when in possession of material non-public information. In addition, under the Policy, any employee that is designated as an “insider”, as well as household members, are further prohibited from trading in Allegro stock during announced quarterly trading black-out periods. As such, new employees and members of their households are advised not to trade in Allegro stock until they have been made aware whether the employee has been designated an “insider”.

This is not a contract for employment. Your employment with Allegro is voluntary and is subject to termination by you or Allegro at will, with or without cause, and with or without notice, at any time.

Derek, we believe this opportunity provides you the scope and challenge you seek. Your skills and abilities should enable you to make a significant contribution to our business.

Enclosed you will also find a copy of Allegro’s Non-Disclosure Agreement. Please sign and return this form to me at your earliest convenience after receiving this written offer. Once received, Joe Martin, Allegro’s BOD and Audit Committee Chair, will be contacting you to discuss confidential information with you regarding Allegro which we hope will inspire you to accept and become part of our exciting transformation as a public company.

To indicate your agreement with the above terms and conditions of employment with Allegro MicroSystems, please sign below at your earliest convenience. If you have any questions, please contact me personally anytime on my mobile phone at 508-662-1154, I look forward to your response by Friday 1/6/2022.

Very truly yours,

Joanne Valente
Vice President/CHRO

Offer accepted

Derek D’Antilio
1/6/2022